Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 2, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar and Daniel Morris

Re:	Jet.AI Inc.
Draft Registration Statement on Form S-3
Submitted August 6, 2025
CIK No. 0001861622

Dear Ms. Majmudar and Mr. Morris:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated August 20, 2025 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-3 (the “Draft Registration Statement”), submitted to the SEC on August 6, 2025. The Company is concurrently submitting a Registration Statement on Form S-3 (the “Registration Statement”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in the Registration Statement.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Draft Registration Statement on Form S-3 submitted August 6, 2025

Information Incorporated by Reference, page 14

1.	Please revise your disclosure to specifically incorporate by reference your Form 10-Q for the fiscal quarter ended June 30, 2025.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 14 of the Registration Statement.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commision Division of Corporate Finance September 2, 2025 Page 2

General

2.	We note your disclosure on page 6 stating “the Selling Stockholder holds 989 shares of Series B Preferred Stock, 450 of which were transferred to Hexstone Capital, LLC, an affiliate of Ionic Ventures, LLC” and that you are registering 1,800,000 shares of Common Stock issuable within 60 days upon partial conversion of the 450 shares of Series B Preferred Stock. Please revise to disclose the transaction transferring the shares of Series B Preferred Stock and file any agreements, as applicable, as exhibits to the registration statement.

Response: In response to the Staff’s comments, the Company respectfully advises the staff that there was no formal “transaction” that occurred to transfer the shares because Ionic Ventures, LLC and Hexstone Capital, LLC are affiliated entities that are each controlled by Mr. Brendan O’Neil. Further, section 17 of the Certificate of Designations states: “A Holder may transfer some or all of its Preferred Shares without the consent of the Company, upon giving five (5) Business Days’ notice to the Company.” Pursuant to such transfer right, Ionic Ventures, LLC requested the transfer of 450 shares of Series B Preferred Stock to Hexstone Capital, LLC and the Company effected such transfer.

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Thank you for your review and consideration of the matters set forth in this Response and the Registration Statement. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.